UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-16718

Northland Cable Properties Seven Limited Partnership
(Exact name of registrant as specified in its charter) 101 Stewart Street, Suite 700 Seattle, WA 98101 (206) 621-1351
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 12(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Northland Cable Properties Seven Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Northland Cable Properties Seven Limited Partnership

By:	Northland Communications Corporation
(Managing General Partner)

Dated: May 14, 2012	By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

Dated: May 14, 2012	By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President